                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. 4)(1/)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    83083P100
                                 (CUSIP Number)

                   IRA WHITE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 20, 1996
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET NYC DISCOVERY FUND, L.P.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
        TO ITEMS 2(d) or (e)
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                           1,237,250 SHARES OF COMMON STOCK (1/)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                         0 SHARES OF COMMON STOCK (1/)(2/)
   OWNED BY
     EACH                      9    SOLE DISPOSITIVE POWER
  REPORTING                           1,237,250 SHARES OF COMMON STOCK (1/)
 PERSON WITH
                              10   SHARED DISPOSITIVE POWER
                                      0 SHARES OF COMMON STOCK (1/)(3/)
------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,250 SHARES OF COMMON STOCK (1/)(2/)(3/)(4/)
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  45.28 (1/)(2/)(3/)(4/)
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                          PN
------------------------------------------------------------------------------
--------
1/ Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

2/ Does not include any shares of Common Stock, par value $.001 per share (the "Common Stock"), or Class A Common, par value $.001 per share (the "Class A Common"), owned by Zalman Silber, President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of December 20, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

3/ Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

4/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on December 20, 1996, that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") are outstanding, and that all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET DISCOVERY FUND, INC.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or (e)                                                     [ ]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                              1,237,250 SHARES OF COMMON STOCK (1/)
    SHARES
 BENEFICIALLY                  8    SHARED VOTING POWER
   OWNED BY                              0 SHARES OF COMMON STOCK (1/)(2/)
     EACH
  REPORTING                    9    SOLE DISPOSITIVE POWER
 PERSON WITH                             1,090,909 SHARES OF COMMON STOCK (1/)

                              10   SHARED DISPOSITIVE POWER
                                         0 SHARES OF COMMON STOCK (1/)(3/)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,237,250 SHARES OF COMMON STOCK (1/)(2/)(3/)(4/)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45.28 (1/)(2/)(3/)(4/)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
------------------------------------------------------------------------------

------------------

1/ Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

2/ Does not include any shares of Common Stock or Class A Common owned by Zalman Silber, President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of December 20, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

3/ Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

4/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on December 20, 1996, that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock are outstanding and that all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CONNECTICUT FINANCIAL DEVELOPMENTS, L.P.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 [ ]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                           47,700 SHARES OF COMMON STOCK (1/)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                         0 SHARES OF COMMON STOCK (1/)
   OWNED BY
     EACH                      9    SOLE DISPOSITIVE POWER
  REPORTING                           47,700 SHARES OF COMMON STOCK (1/)
 PERSON WITH
                              10   SHARED DISPOSITIVE POWER
                                      0 SHARES OF COMMON STOCK (1/)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  47,700 SHARES OF COMMON STOCK (1/)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.19 (1/)(2/)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                          PN
------------------------------------------------------------------------------
--------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Connecticut Financial Developments, L.P. and Prospect Street Connecticut Capital, Inc. may be deemed to be acting as a group.

(2) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on December 20, 1996.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CONNECTICUT CAPITAL, INC.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or (e)                                                  [ ]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                              47,700 SHARES OF COMMON STOCK (1/)
   SHARES
 BENEFICIALLY                  8    SHARED VOTING POWER
   OWNED BY                              0 SHARES OF COMMON STOCK (1/)
     EACH
  REPORTING                    9    SOLE DISPOSITIVE POWER
 PERSON WITH                             47,700 SHARES OF COMMON STOCK (1/)

                              10   SHARED DISPOSITIVE POWER
                                         0 SHARES OF COMMON STOCK (1/)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       47,700 SHARES OF COMMON STOCK (1/)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        3.19 (1/)(2/)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                        CO
------------------------------------------------------------------------------


------------------

1/ Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Prospect Street Connecticut Capital, Inc. and Connecticut Financial Developments, L.P. may be deemed to be acting as a group.

2/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on December 20, 1996.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 4 (the "Fourth Amendment") to the Statement on Schedule 13D originally filed on July 17, 1995, as amended by Amendment No. 1 thereto filed on November 8, 1996, Amendment No. 2 thereto filed on November 20, 1996 (the "Second Amendment") and Amendment No. 3 thereto filed on December 4, 1996 (the "Third Amendment") (such Statement, as so amended, the "Original Statement" and the Original Statement together with the Fourth Amendment, the "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation ("Skyline"), and amends and restates Items 5 and 6 of the Original Statement and amends Items 3 and 4 of the Original Statement.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Prospect Street NYC Discovery Fund, L.P. (the "Investor") entered into that certain Senior Credit Agreement dated as of December 20, 1996 (the "Credit Agreement") by and among Skyline and each of its wholly-owned subsidiaries (together, the "Borrowers"), the Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company ("Bug") and the Investor, pursuant to which the Investor exchanged a Demand Promissory Note (the "Demand Note") issued to it by Skyline on November 6, 1996 in the principal amount of $1,500,000 for a Senior Promissory Note (the "Senior Note") issued to it by the Borrowers in the principal amount of $1,500,000 and Warrants issued to it by Skyline (the "Warrants") to purchase up to 146,341 shares of Common Stock, subject to antidilution adjustment provisions. The funds used to purchase the Demand Note were obtained from the working capital of the Investor. In addition, on November 29, 1996 and December 5, 6 and 19, 1996, CFD purchased an aggregate of 8,750 shares of Common Stock for a total consideration of $41,898.84 (including brokerage fees and expenses). The funds used to purchase such securities were obtained from the working capital of CFD.


Item 4.           Purposes of Transactions

                  The responses to Item 3 of the Statement are incorporated herein by reference. The Reporting Persons may be deemed to be acting as a group with respect to securities of Skyline. On December 20, 1996, (the "Closing Date") Skyline entered into the Credit Agreement with the Investor and Bug, pursuant to which the Investor exchanged the Demand Note for the Senior Note and the Warrants described above and Bug made a loan to the Borrowers in the amount of $1,000,000 in return for a Senior Note in the principal amount of $1,000,000 and Warrants to purchase up to 97,561 shares of Common Stock, subject to antidilution adjustment provisions.

                  Pursuant to the Credit Agreement Bug has a commitment to make an additional loan at the request of the Borrowers of $500,000 during the period (the "Additional Commitment Period") from the Closing Date until the earlier of
(i) September 20, 1997; (ii) any prepayment of any loan made to the Borrowers under the Credit Agreement; (iii) a "Change of Control" (as defined in the Credit Agreement and described below); (iv) certain prohibited mergers, asset sales and other disposition; and (v) an "Event of Default" (as defined in the Credit Agreement and described below) or "Potential Event of Default" (as defined in the Credit Agreement), unless, in the case of clause (v) above, lenders whose additional commitments to loan represent in excess 50% of all such additional commitments, elect not to terminate such commitment. Bug's commitment to loan is subject to customary conditions precedent. In the event that Bug makes a loan to the Borrowers after the Closing Date, Bug will receive a Senior Note from the Borrowers in the aggregate principal amount of such loan and a Warrant from Skyline to purchase one share of Common Stock for each $10.25 loaned. The Investor has no additional commitment to make loans to the Borrowers. Upon the consent of lenders whose principal amount of and accrued and unpaid interest on outstanding loans represent in excess of 50% of all outstanding loans at such time, a new lender may be made a party to the Credit Agreement with a commitment to lend up to $1,100,000 during the Additional Commitment Period. The minimum amount of any loan made by such new lender will be $500,000, in an integral multiple of $100,000. Such new lender would also receive a Senior Note from the Borrowers in the aggregate principal amount of each loan made by it and a Warrant from Skyline to purchase one share of Common Stock for each $10.25 loaned.

                  Each of the Senior Notes matures on December 20, 2001 (the "Maturity Date") and bears interest at a rate of 14% per annum, which interest accrues and becomes payable on the Maturity Date, and increases to 21% per annum upon an "Event of Default" (as defined in the Credit Agreement and described below). In the event the Borrowers prepay a Senior Note or any portion thereof prior to the Maturity Date, a premium must be paid by the Borrowers with respect to the principal amount prepaid of 5% during the first year after the Closing Date, 4% during the second year, 3% during the third year, 2% during the fourth year and 1% during the fifth year.

                  The exercise price of each of the Warrants is $4.50 for each share of Common Stock being purchased. The number of shares of Common Stock issuable upon exercises of the Warrants, and the exercise price thereof, are subject to antidilution adjustments. The Warrants are currently exercisable with respect to 200,000 shares of Common Stock, the Warrants will become exercisable beginning on December 20, 1997 with respect to 100,000 shares of Common Stock (assuming issuance of Warrants sufficient to purchase such number of shares) and any additional Warrants issued will be exercisable beginning on December 20, 1998. The exercise period for all Warrants terminates on December 20, 2006. On the Closing Date, the Investor received 133,333 currently exercisable Warrants and 13,008 Warrants exercisable beginning on December 20, 1997. On the Closing Date, Bug received 66,667 currently exercisable Warrants, and 30,893 Warrants exercisable beginning on December 20, 1997. Skyline has agreed to seek a listing on the NASDAQ SmallCap Market of the Common Stock issuable upon conversion of the maximum number of Warrants issuable under the Credit Agreement.

                  The Credit Agreement contains, among other things, covenants and provisions that restrict, among other things, the Borrowers' ability to (i) incur indebtedness and enter into guarantees; (ii) incur liens; (iii) merge, consolidate or engage in substantial asset sales or dispositions; (iv) incur real property lease payments in excess of $250,000 annually; (v) make certain loans and investments; (vi) engage in sale and leaseback transactions; (vii) amend corporate documents; (viii) enter into certain restrictive or conflicting agreements; (ix) use the proceeds of loans made under the Credit Agreement in violation of the regulations promulgated by the Small Business Administration under the Small Business Act of 1953, as amended, and the Small Business Investment Act of 1958, as amended; (x) engage in transactions with affiliates and (xi) engage in businesses other than those currently conducted.

                  The Credit Agreement contains customary "Events of Default". In addition, an "Event of Default" will occur under the Credit Agreement upon a "Change of Control". A "Change of Control" includes (i) the acquisition by any person or entity of securities representing 20% or more of the aggregate voting power (in the absence of contingencies) of Skyline; (ii) Zalman Silber ceasing to be the President of Skyline; (iii) Mr. Silber ceasing to own 100% of the Class A Common (except for certain transfers to the Investor or certain "Permitted Transferees") and (iv) the shares of Class A Common outstanding on the Closing Date ceasing to be outstanding. An "Event of Default" will also occur under the

Credit Agreement in the event that an aggregate of 1% or more of the Redeemable Class A Warrants and Redeemable Class B Warrants (the "Public Warrants") issued in connection with Skyline's initial public offering in February 1994 are redeemed by Skyline or fifty percent (50%) or more of the total number of Public Warrants are exercised by the holders thereof.

                  Skyline, the Investor and Bug also entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), which Registration Rights Agreement provides the Investor and Bug with certain registration rights, including demand registration rights and piggyback registration rights as described therein with respect to the Common Stock.

                  The foregoing summaries of the Credit Agreement, the Senior Notes, the Warrants and the Registration Rights Agreement are qualified in their entirety by the complete text of the Exhibits filed with this Fourth Amendment which are incorporated herein by reference.

                  Each of the Investor and CFD intends to monitor and review its investment in Skyline and depending upon prevailing conditions, including, without limitation, price and availability of shares, future evaluations by them of the business and prospects of Skyline, subsequent events affecting them or Skyline, regulatory requirements, other investment opportunities available to them and general stock market and economic conditions, each of the Investor and CFD may determine to increase their respective investments or sell all or part of their respective investment in Skyline, in the open market, in privately negotiated transactions or otherwise.

                  Except as described in this Item 4 or Item 5, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A to the Second Amendment, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Skyline, or the disposition of securities of Skyline;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Skyline or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Skyline or any of its subsidiaries; (d) any change in the present Board of Directors or management of Skyline, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Skyline; (f) any other material change in Skyline's business or corporate structure; (g) changes in Skyline's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Skyline by any person;
(h) causing a class of securities of Skyline to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Skyline to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of Common Stock beneficially owned by the Investor and the General Partner as of December 20, 1996 is 1,237,250 shares (1,090,909 of which shares the Investor has a right to acquire upon conversion of the Series A Preferred

Stock and 146,341 of which the Investor has a right to acquire upon exercise of the Warrants held by it), or approximately 45.28 percent of the Common Stock, in each case, not including the shares of Common Stock or Class A Common, or other securities owned by Zalman Silber, President of Skyline, with respect to which shares the Investor was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters and not including any securities owned by Connecticut Financial Developments, L.P., with which the Investor may be deemed to be acting as a group. As reported to the Reporting Persons by Skyline, as of December 20, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by CFD and CFDGP as of December 20, 1996 is 47,700 (not including any shares described above in this paragraph), or approximately 3.19 percent of the Common Stock. As disclosed in Skyline's proxy statement for its annual meeting of shareholders held on November 26, 1996, non-employee directors automatically receive stock options to purchase 5,000 shares of Common Stock on their election or reelection to the board of directors of Skyline. To date, Messrs. Barry and Celmer, each a director of Skyline, were each granted options to purchase 10,000 shares of Common Stock (which shares are not included in the beneficial ownership reported by the Investor, the General Partner, CFD, or CFDGP). The Reporting persons may be deemed to be acting as a group with respect to securities of skyline.

                  (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 and 3 hereto which relate to shares of Common Stock beneficially owned are herein incorporated by reference.

                  (c) Information concerning the transactions in Common Stock effected by CFD on November 29, 1996 and December 5, 6 and 19, 1996 is set forth on Schedule A. Other than as reported in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A to the Second Amendment has effected a transaction in shares of Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

                  (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                  Except as set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and the persons listed on Schedule A to the Second Amendment or between such persons and any other person with respect to any securities of Skyline, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Fourth Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Fourth Amendment may be filed jointly.

Dated:  December 23, 1996

                                       Prospect Street NYC Discovery Fund, L.P.
                                       By: Prospect Street Discovery Fund, Inc.,
                                             Its General Partner


                                       By: /s/ Ronald D. Celmer
                                           -------------------------------------
                                           Name:  Ronald D. Celmer
                                           Title: Vice President


                                       Prospect Street Discovery Fund, Inc.


                                       By: /s/ Ronald D. Celmer
                                           -------------------------------------
                                           Name:  Ronald D. Celmer
                                           Title: Vice President


                                       Connecticut Financial Developments, L.P.
                                       By: Prospect Street Connecticut Capital,
                                           Inc.,
                                           Its General Partner


                                       By: /s/ Ronald D. Celmer
                                           -------------------------------------
                                           Name:  Ronald D. Celmer
                                           Title: Vice President


                                       Prospect Street Connecticut Capital, Inc.


                                       By: /s/ Ronald D. Celmer
                                           -------------------------------------
                                           Name:  Ronald D. Celmer
                                           Title: Vice President

                                                                    SCHEDULE A




Date of                 Number of               Price per               Brokerage Fees
Purchase                 Shares                   Share                  and Expenses                   Total Cost
--------                ---------               ---------               --------------                  ----------
11/29/96                  750                        4.75                 72.45                          3,634.95

12/5/96                 2,500                        4.75                303.03                         12,178.03

12/6/96                 2,500                        4.63                299.65                         11,862.15

12/19/96                3,000                        4.63                348.71                         14,223.71


Totals                  8,750                                           1023.84                         41,898.84

                                  EXHIBIT INDEX

Exhibit A         -    Stock Purchase Agreement, dated as of June 30, 1995 by
                       and between Skyline Multimedia Entertainment, Inc. and
                       Prospect Street NYC Discovery Fund, LP.*

Exhibit B         -    Stockholders Agreement, dated as of June 30, 1995 by and
                       between Zalman Silber and Prospect Street NYC Discovery
                       Fund, L.P.*

Exhibit C         -    Registration Rights Agreement, dated as of June 30, 1995
                       by and between Skyline Multimedia Entertainment, Inc. and Prospect Street NYC Discovery Fund L.P.*

Exhibit D         -    Certificate of Amendment of the Certificate of
                       Incorporation of Skyline Multimedia Entertainment, Inc.*

Exhibit E         -    Guarantee of Zalman Silber, dated as of June 30, 1995.*

Exhibit F         -    Note Purchase Agreement, dated as of November 6, 1996 by
                       and between Skyline Multimedia Entertainment, Inc. and
                       Prospect Street NYC Discovery Fund, L.P.*

Exhibit G         -    Demand Promissory Note issued by Skyline Multimedia
                       Entertainment, Inc. to Prospect Street NYC Discovery
                       Fund, L.P. on November 6, 1996 in the principal amount of $1,500,000.*

Exhibit H         -    Letter Agreement, dated as of October 23, 1996 between
                       Skyline Multimedia Entertainment, Inc, and Prospect
                       Street NYC Discovery Fund, L.P.*

Exhibit I         -    Guarantee of Zalman Silber, dated November 6, 1996.*

Exhibit J         -    Senior Credit Agreement, dated as of December 20, 1996 by
                       and among Skyline Multimedia Entertainment, Inc., New
                       York Skyline, Inc., Skyline Virtual Reality, Inc.,
                       Skyline Chicago, Inc., Skyline Magic, Inc., Skyline Las
                       Vegas, Inc., Prospect Street NYC Discovery Fund, L.P. and
                       Bank of New York, as Trustee for the Employees Retirement
                       Plan of the Brooklyn Union Gas Company.

Exhibit K         -    Amended and Restated Registration Rights Agreement, dated
                       as of December 20, 1996 by and among Skyline Multimedia
                       Entertainment, Inc., Prospect Street NYC Discovery Fund,
                       L.P. and Bank of New York, as Trustee for the Employees
                       Retirement Plan of the Brooklyn Union Gas Company.

Exhibit L         -    Stock Purchase Warrant issued by Skyline Multimedia
                       Entertainment, Inc. to Prospect Street NYC Discovery
                       Fund, L.P. on December 20, 1996 to purchase 133,333 shares of Common Stock.

Exhibit M         -    Stock Purchase Warrant issued by Skyline Multimedia
                       Entertainment, Inc. to Prospect Street NYC Discovery
                       Fund, L.P. on December 20, 1996 to purchase 13,008 shares of Common Stock.

Exhibit N         -    Stock Purchase Warrant issued by Skyline Multimedia
                       Entertainment, Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas
                       Company on December 20, 1996 to purchase 66,667 shares of Common Stock.

Exhibit O         -    Stock Purchase Warrant issued by Skyline Multimedia
                       Entertainment, Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas
                       Company on December 20, 1996 to purchase 30,893 shares of Common Stock.

Exhibit P         -    Senior Promissory Note issued by Skyline Multimedia
                       Entertainment, Inc., New York Skyline, Inc., Skyline
                       Virtual Reality Inc., Skyline Chicago, Inc., Skyline
                       Magic, Inc. and Skyline Las Vegas, Inc. to Prospect
                       Street NYC Discovery Fund, L.P. on December 20, 1996 in the principal amount of $1,500,000.

Exhibit Q         -    Senior Promissory Note issued by Skyline Multimedia
                       Entertainment, Inc., New York Skyline, Inc., Skyline
                       Virtual Reality Inc., Skyline Chicago, Inc., Skyline
                       Magic, Inc. and Skyline Las Vegas, Inc. to Bank of New
                       York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on December 20, 1996 in the principal amount of $1,000,000.